O  L  S  H  A  N

O L S H A N   G R U N D M A N   F R O M E   R O S E N Z W E I G   &   W O L O S K Y   L L P

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EMAIL: HKESNER@OLSHANLAW.COM

July 11, 2006

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549
Attn: Matthew Benson

RE:	Handheld Entertainment, Inc. Amendment No. 2 to Registration Statement on Form SB-2 Filed June 26, 2006 File No. 333-133550

Registration Statement on Form SB-2 Filed April 11, 2006 File No. 333-133215

Quarterly Report on Form 10-QSB Filed May 15, 2006 File No. 333-124421

Dear Mr. Benson:

We are securities counsel to Handheld Entertainment, Inc., a Delaware corporation (the ‘‘Company’’). We hereby submit, on behalf of the Company, responses to the comment letter from the Division of Corporation Finance dated July 5, 2006 relating to the following filings of the Company: (i) Amendment No. 2 to Form SB-2 filed on June 26, 2006 (‘‘Amendment No. 2’’); (ii) Form SB-2 filed on April 11, 2006 (the ‘‘Resale SB-2’’) and (iii) Form 10-QSB filed on May 15, 2006. Our responses are numbered to correspond to the comments of the staff of the Division of Corporation Finance (the ‘‘Staff’’) and are filed in conjunction with Amendment No. 3 to the Registration Statement on Form SB-2 (‘‘Amendment No. 3’’), which amends Amendment No. 2. Following the Staff's approval of the responses to Amendment No. 2, the Company will make conforming changes to the Resale SB-2.

General

1.	Please refer to comment 1 in our letter dated June 21, 2006. We note your revised disclosure on page 15 stating that the proposed reverse stock split may be used in order to comply with the listing requirements of NASDAQ. Please further revise your disclosure to clearly state that if you implement a reverse stock split, this would reduce the number of common shares outstanding and could also affect the liquidity of your common stock. Please also include the disclosure regarding the proposed reverse stock split in the prospectus summary.

The Company has added the requested disclosure in the prospectus summary and on page 15 of the prospectus.

Management, page 36

2.	Please disclose that Mr. Bush became your chief financial officer on June 26, 2006, as indicated in Exhibit 10.14.

The Company has added the requested disclosure on page 37 of the prospectus.

Exhibit 23.1

3.	Please have your auditors' revise the report date referenced in their consent to match it exactly with the applicable audit report date. In this regard, we note that the audit report date is ‘‘April 4, 2006 (except for Note 19, as to which the date is June 23, 2006).’’

Exhibit 23.1 has been so revised.

Form SB-2 Filed April 11, 2006

4.	Please revise this filing to comply with the above comments as applicable.

The Company will file an amendment to the Resale SB-2 on Tuesday, July 11, 2006, which reflects all applicable comments received from the Staff.

Form 10-QSB for the quarterly period ended March 31, 2006

5.	Consistent with prior comment 12 in our letter dated June 21, 2006, please amend your Form 10-QSB to retroactively reflect the legal structure of the shell company for purposes of balance sheet equity presentation and earnings per share. Please also amend your pro forma financial statements in your Form 8-K/A filed April 11, 2006.

The Company filed an amended Form 10-QSB for the period ended March 31, 2006, on July 3, 2006 to retroactively reflect the legal structure of the shell company for the purposes of the balance sheet equity presentation and earnings per share. In addition, the Company filed revised pro forma financial statements on Form 8-K/A on Monday July 10, 2006.

* * * * *

Closing

We have carefully reviewed the Staff's comments and have set forth our responses above. We have incorporated such responses, where applicable, in Amendment No. 3. For your convenience, we have included three (3) copies of both a marked (compared to Amendment No. 2 filed on June 26, 2006) and a clean copy of Amendment No. 3.

In addition, to the comment letter received from the Staff on July 5, 2006, the changes included in Amendment No. 3 also reflect revisions based upon comments received from various state securities agencies.

We welcome a further discussion on any of our points addressed within this response letter. Should you have any questions, please contact Benjamin Reichel at (212) 451-2291 or the undersigned at (212) 451-2259.

Sincerely,
/s/ Harvey J. Kesner Harvey J. Kesner